UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 23)

AERCAP HOLDINGS N.V.

(Name of Issuer)

Ordinary Shares, EUR 0.01 Nominal Value

(Title of Class of Securities)

N00985106

(CUSIP Number)

Chakib Aabouche

Waha AC Coöperatief U.A.

Teleportboulevard 140

1043 EJ Amsterdam

The Netherlands

+971 2 667 7343

Chakib Aabouche

Waha Capital PJSC

Level 43, Tower 3,

Etihad Towers, P.O. Box 28922,

Abu Dhabi, United Arab Emirates

+971 2 403 9311

Chakib Aabouche

Avia Holding Limited

c/o Maples Corporate Services Limited

PO Box 309, Ugland House

Grand Cayman, KY1-1104

Cayman Islands

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on behalf of filing persons)

August 15, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

CUSIP No. N00985106

1.	Names of reporting persons Waha AC Coöperatief U.A.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds AF, WC
5.	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization The Netherlands

Number of shares beneficially owned by each reporting person with:	7.	Sole voting power 0
	8.	Shared voting power 201,171
	9.	Sole dispositive power 0
	10.	Shared dispositive power 201,171

11.	Aggregate amount beneficially owned by each reporting person 201,171
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 0.15%*
14.	Type of reporting person OO

*	Based on the 136,602,986 Ordinary Shares that the Issuer reported in its Report of Foreign Private Issuer on Form 6-K filed on July 30, 2019 were issued and outstanding as of June 30, 2019.

CUSIP No. N00985106

1.	Names of reporting persons Waha Capital PJSC
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds AF
5.	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Abu Dhabi, United Arab Emirates

Number of shares beneficially owned by each reporting person with:	7.	Sole voting power 0
	8.	Shared voting power 11,124,477
	9.	Sole dispositive power 0
	10.	Shared dispositive power 11,124,477

11.	Aggregate amount beneficially owned by each reporting person 11,124,477
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 8.14%*
14.	Type of reporting person CO

*	Based on the 136,602,986 Ordinary Shares that the Issuer reported in its Report of Foreign Private Issuer on Form 6-K filed on July 30, 2019 were issued and outstanding as of June 30, 2019.

CUSIP No. N00985106

1.	Names of reporting persons Avia Holding Limited
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds AF
5.	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Cayman Islands

Number of shares beneficially owned by each reporting person with:	7.	Sole voting power 0
	8.	Shared voting power 10,923,306
	9.	Sole dispositive power 0
	10.	Shared dispositive power 10,923,306

11.	Aggregate amount beneficially owned by each reporting person 10,923,306
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 7.99%*
14.	Type of reporting person CO

*	Based on the 136,602,986 Ordinary Shares that the Issuer reported in its Report of Foreign Private Issuer on Form 6-K filed on July 30, 2019 were issued and outstanding as of June 30, 2019.

INTRODUCTORY STATEMENT

This Amendment No. 23 (“Amendment No. 23”) amends and supplements the statement on Schedule 13D filed by Waha AC Coöperatief U.A. (the “Stockholder”) and Waha Capital PJSC on November 22, 2010 (the “Original Schedule 13D”), as amended by Amendment No. 1 thereto, filed on December 16, 2013 (“Amendment No. 1”), Amendment No. 2 thereto, filed on June 16, 2014 (“Amendment No. 2”), Amendment No. 3 thereto, filed on September 4, 2014 (“Amendment No. 3”), Amendment No. 4 thereto, filed on December 3, 2014 (“Amendment No. 4”), Amendment No. 5 thereto, filed on April 8, 2015 (“Amendment No. 5”), Amendment No. 6 thereto, filed on December 16, 2015 (“Amendment No. 6”), Amendment No. 7 thereto, filed on January 13, 2016 (“Amendment No. 7”), Amendment No. 8 thereto, filed on January 20, 2016 (“Amendment No. 8”), Amendment No. 9 thereto, filed on August 23, 2016 (“Amendment No. 9”), Amendment No. 10 thereto, filed on November 25, 2016 (“Amendment No. 10”), Amendment No. 11 thereto filed on February 7, 2018 (“Amendment No. 11”), Amendment No. 12 thereto filed on February 22, 2018 (“Amendment No. 12”), Amendment No. 13 thereto filed on March 19, 2018 (“Amendment No. 13”), Amendment No. 14 thereto filed on September 24, 2018 (“Amendment No. 14”), Amendment No. 15 thereto filed on October 3, 2018 (“Amendment No. 15”). Amendment No. 16 thereto filed on October 10, 2018 (“Amendment No. 16”), Amendment No. 17 thereto filed on December 17, 2018 (“Amendment No. 17”), Amendment No. 18 thereto filed on December 27, 2018 (“Amendment No. 18”), Amendment No. 19 thereto filed on March 7, 2019 (“Amendment No. 19”), Amendment No. 20 thereto filed on March 21, 2019 (“Amendment No. 20”), Amendment No. 21 thereto filed on June 3, 2019 (“Amendment No. 21”) and Amendment No. 22 thereto filed on June 17, 2019 (the Original Schedule 13D, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11, Amendment No. 12, Amendment No. 13, Amendment No. 14, Amendment No. 15, Amendment No. 16, Amendment No. 17, Amendment No. 18, Amendment No. 19, Amendment No. 20, Amendment No. 21, Amendment No. 22 and this Amendment No. 23 is collectively referred to herein as the “Schedule 13D”) relating to the ordinary shares, nominal value EUR0.01 per share (the “Ordinary Shares”) of AerCap Holdings N.V., a Netherlands public limited liability company (the “Issuer”). This Amendment No. 23 amends the Schedule 13D as specifically set forth herein.

ITEM 2.	IDENTITY AND BACKGROUND

The response set forth in Item 2 of the Schedule 13D is hereby supplemented with the following information:

This Schedule 13D is also being filed by:

Avia Holding Limited (“Avia”, and together with the Waha and Waha Capital, the “Reporting Persons”), a limited liability company organized under the laws of the Cayman Islands, which is joining as a Reporting Person pursuant to the attached Joint Filing Agreement. Avia is a wholly owned subsidiary of Waha Capital.

During the last five years, neither Avia, nor, to the best of Avia’s knowledge, any of its directors has been either (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the incorporation by reference of the information provided below in the response to Item 5.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby further amended and supplemented by adding to the final paragraph thereof the following information:

As previously described in Amendment No. 3 and Amendment No. 10, the Stockholders entered into funded collar confirmations (as subsequently amended, the “September 2014 Funded Collar Confirmations” and the transactions thereunder, the “September 2014 Funded Collar Transactions”) with each of Deutsche Bank AG, London Branch (“DB”), Nomura International plc (“Nomura”) and Citibank N.A., London Branch (“Citi”, and together with DB, and Nomura, the “September 2014 Funded Collar Counterparties”) that relate in the aggregate to 14,923,306 Ordinary Shares (the “September 2014 Collared Shares”).

As previously described in Amendment No. 13, Waha entered into Rule 10b5-1 sales plans (the “Collar Confirmation Sales Plans”) with each September 2014 Funded Collar Counterparty and such September 2014 Funded Collar Counterparty’s broker-dealer affiliate relating to the excess of the return obligation of the September 2014 Funded Collar Counterparty with respect to rehypothecated September 2014 Collared Shares over Waha’s delivery obligation, in each case, in respect of the applicable expired options, pursuant to the terms of the September 2014 Funded Collar Confirmation with such September 2014 Funded Collar Counterparty.

On August 15, 2019 (the “Novation Date”), Waha transferred by novation to its affiliate, Avia Holding Limited (“Avia”) each of the September 2014 Funded Collar Transactions pursuant to Novation and Security Release Deeds entered into by Waha and Avia with each September 2014 Funded Collar Counterparty (the “Novation and Security Release Deeds”). Following the Novation Date, Avia will be a party to each September 2014 Funded Collar Transaction as if it had entered into a new funded collar confirmation with each September 2014 Funded Collar Counterparty in form substantially identical to the September 2014 Funded Collar Confirmations. Further, on the Novation Date, Waha terminated its Collar Confirmation Sales Plan with each September 2014 Funded Collar Counetparty. The foregoing description of the Novation Documents does not purport to be complete and is qualified in its entirety by the full text of the Novation Documents, copies of which are filed as Exhibit 99.34 – Exhibit 99.40 to this Schedule 13D. Waha retains ownership of and remains the recordholder for 201,171 Ordinary Shares of the Issuer.

Avia is the beneficial owner of 10,923,306 Ordinary Shares and Waha is the beneficial owner of 201,171 Ordinary Shares. Waha Capital, as the sole shareholder of each of Waha and Avia, may be deemed to beneficially own the Ordinary Shares beneficially owned by Waha and Avia. The number of Ordinary Shares beneficially held by the Reporting Persons represents 8.14% of the aggregate of 136,602,986 Ordinary Shares that the Reporting Persons understand to be issued and outstanding based on the number of Ordinary Shares that the Issuer reported were issued and outstanding as of June 30, 2019 in its Report of Foreign Private Issuer on Form 6-K filed on July 30, 2019.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented by the incorporation by reference of the information provided above in the response to Item 5.

ITEM 7.	INFORMATION TO BE FILED AS EXHIBITS

Item 6 of the Schedule 13D is hereby amended and supplemented by the incorporation by reference of the information provided above in the response to Item 5.

Exhibit Number	Description

99.34	Novation and Security Release Deed, dated as of August 15, 2019, among Waha, Avia and Deustche Bank AG, London Branch

99.35	September 2014 Funded Collar Confirmation, dated as of August 15, 2019, between Avia and Deustche Bank AG, London Branch

99.36	Novation and Security Release Deed, dated as of August 15, 2019, among Waha, Avia and Citibank N.A., London Branch

99.37	September 2014 Funded Collar Confirmation, dated as of August 15, 2019, between Avia and Citibank N.A., London Branch

99.38	Novation and Security Release Deed, dated as of August 15, 2019, among Waha, Avia and Nomura International plc

99.39	September 2014 Funded Collar Confirmation, dated as of August 15, 2019, between Avia and Nomura International plc

99.40	Joint Filing Agreement

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 20, 2019

WAHA AC COÖPERATIEF U.A.

By:	/s/ Chakib Aabouche
Name:	Chakib Aabouche
Title:	Authorized Signatory

WAHA CAPITAL PJSC

By:	/s/ Chakib Aabouche
Name:	Chakib Aabouche
Title:	Authorized Signatory

AVIA HOLDING LIMITED

By:	/s/ Chakib Aabouche
Name:	Chakib Aabouche
Title:	Authorized Signatory